                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                        CONSUMER PORTFOLIO SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   210502 100
                                   ----------
                                 (CUSIP Number)

   CHARLES E. BRADLEY, SR., C/O STANWICH PARTNERS, INC., 62 SOUTHFIELD AVENUE,
        ONE STAMFORD LANDING, STAMFORD, CONNECTICUT 06902; (203) 325-0551
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 18, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  Page 1 of 5
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                                  SCHEDULE 13D

CUSIP NO. 210502 100

(1)      Name of reporting persons............................         CHARLES E. BRADLEY, SR.

(2)      Check the appropriate box if a member of a group (see         (a) [ ]
         instructions)........................................         (b) [X]

(3)      SEC use only.........................................

(4)      Source of funds (see instructions)...................         Not Applicable

(5)      Check if disclosure of legal proceedings is required
         pursuant to items 2(d) or 2(e).......................         [ ]

(6)      Citizenship or place of organization.................         United States

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power....................................         23,738

(8)      Shared voting power..................................         697,791

(9)      Sole dispositive power...............................         6,738

(10)     Shared dispositive power.............................         -0-

(11)     Aggregate amount beneficially owned by each
         reporting person.....................................         1,931,819

(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)...........         [ ]

(13)     Percent of class represented by amount in Row (11)...         9.5%

(14)     Type of reporting person (see instructions)..........         IN

                                        Page 2 of 5

                                  SCHEDULE 13D

CUSIP NO. 210502 100

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a)      Name of person filing this statement:

                  The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

         (b)      Business address:

                  c/o Stanwich Partners, Inc.
                  62 Southfield Avenue
                  One Stamford Landing
                  Stamford, CT 06902

         (c)      Present principal occupation:

                  President of Stanwich Partners, Inc., an investment and business consulting firm; Chairman of the Board of Reunion Industries, Inc., a diversified manufacturing company; and President of Stanwich Financial Services Corp., which is engaged in the structured settlement and investment business.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Citizenship - United State of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Not applicable. No shares were acquired.


ITEM 4.  PURPOSE OF THE TRANSACTION.
         ---------------------------

         On April 18, 2003 the reporting person transferred ownership of 1,073,048 shares of Common Stock to PNC Capital Corp. and Banc One Capital Partners (collectively, the "LENDERS") on a 50-50 basis. Such shares had been pledged, on a non-recourse basis, to the Lenders to secure a loan made by them to DeVlieg-Bullard, Inc. ("DBI"). Such loan was in default, and the Lenders elected to exercise their rights as secured parties under the governing pledge agreement with the reporting

                                  Page 3 of 5
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                                  SCHEDULE 13D

CUSIP NO. 210502 100

         person. The reporting person did not receive any payment from the Lenders for the transfer of such shares. The reporting person may have a claim against DBI for his loss under the pledge, but any such claim is believed to have no value in view of the liquidating bankruptcy of DBI.

         None of subparts (a) through (j) of Item 4 is applicable, except that
         (i) with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to Stanwich Financial Services, Corp. ("SFSC") if SFSC exercises the conversion rights described in Item 5, below and (ii) with respect to subpart (a), the reporting person may buy and sell shares of Common Stock in the future. The reporting person has pledged 1,002,800 additional shares of Common Stock to Sovereign Bank to secure the repayment of a loan. Such loan is past due. Sovereign Bank may sell or require him to sell some or all of such pledged shares over time and apply the proceeds therefrom to the repayment of such loan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) The reporting person beneficially owns or may be deemed to own an aggregate of 1,931,819 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 9.5% the issued and outstanding shares of such Common Stock.

         (b)      Number of shares as to which the reporting person has:

                  (i)      sole power to vote or to direct the vote:                 23,738

                  (ii)     shared power to vote or to direct the vote:              697,791

                  (iii)    sole power to dispose or to direct the disposition of:     6,738

                  (iv)     shared power to dispose or direct the disposition of:        -0-

                  Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 646,959 shares that are owned by SFSC and 50,832 shares that are owned by Stanwich Partners, Inc. ("SPI"). The reporting person is the President, sole director and the sole stockholder of SFSC. The reporting person in the President, director and the owner of a majority of the outstanding shares of the voting stock of SPI. Because of these relationships, for purposes of Regulation 13D, the reporting may be deemed to be the beneficial owner of the shares of Common Stock and other securities owned by SFSC and SPI.

                  In addition, SFSC is the holder of seven partially convertible subordinated notes (the "1997 CONVERTIBLE NOTES") in the aggregate principal amount of $15,000,000 issued by the Issuer to SFSC as of June 12, 1997. SFSC has the right to convert an aggregate of $3,000,000 of the principal of the 1997 Convertible Notes into 252,949 shares of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such notes are prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 dates of the date of this Amendment.

         (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing.

         (d) Certain of the Beneficially Owned Shares are pledged, as described in Item 6, below. Under the terms of such pledges, upon the occurrence of a default thereunder, the pledgees have the right to receive dividends on, and the proceeds from the sale of, such pledged shares (but not more than the amount of debt by such pledges).

         (e)      Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------

         Certain of the Beneficially Owned Shares are pledged, as described in this Item. The reporting person has pledged 1,002,800 shares of Common Stock of Sovereign Bank to secure a loan to him. SFSC, SPI and the reporting person have pledged 543,459 shares, 50,832 shares and 17,000 shares, respectively, of Common Stock to Bank of America, N.A., for itself and as agent for certain other lenders ("B OF A") to secure a loan to Reunion Industries, Inc. SFSC has also pledged 103,500 shares of Common Stock to the law firm of Lurie, Schmalz & Hogan ("LZS&H") to secure the payment of legal fees incurred in connection with certain pending litigation. Because defaults have occurred under the applicable documents governing the pledges, (i) Sovereign Bank has the right to vote the shares pledged to it and (ii) B of A will have the right to vote the shares pledged to it, if it gives the pledgors thereof written notice of the default and of its intention to exercise the voting rights. LZS&H does not have voting rights with respect to the shares pledged to it.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         None


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 18, 2003

                                             /s/ Charles E. Bradley, Sr.
                                             ---------------------------------
                                             Charles E. Bradley, Sr.

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